                                 ALSTON & BIRD LLP

                               One Atlantic Center
                           1201 West Peachtree Street
                           Atlanta, Georgia 30309-3424

                                  404-881-7000
                                Fax: 404-881-7777
                                 www.alston.com


PAUL J. NOZICK        DIRECT DIAL: 404-881-7451       E-MAIL: PNOZICK@ALSTON.COM


                                 August 2, 2005


VIA EDGAR AND UPS NEXT DAY AIR

Mr. Daniel F. Duchovny
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Mergers and Acquisitions
450 Fifth Street, N.W.
Washington, D.C.  20549-3628

         Re:  Angeles Partners XII
              Schedule 14D-9 - filed July 15, 2005
              File No. 005-50745

Dear Mr. Duchovny:

         This letter sets forth the responses of Angeles Partners XII (the "Partnership") to the comments of the Staff on the above-referenced Schedule 14D-9 and the Letter to Unit Holders contained in Exhibit (a)(1) thereto as set forth in your letter dated July 21, 2005, to Martha L. Long, Senior Vice President of the Partnership, and our telephone conversation on July 29, 2005. Contemporaneously herewith, the Partnership is filing via EDGAR "Amendment No. 1", and revised Exhibit (a)(1), to the above-referenced Schedule 14D-9 in response to the Staff's comments. In addition, the Partnership is mailing copies of both Amendment No. 1 and revised Exhibit (a)(1) to each of the limited partners.

         References in this letter to the "Amendment No. 1" refer to Amendment No. 1 to Schedule 14D-9 and references in this letter to the "Recommendation Letter" refer to the restated Letter to Unit Holders contained in Exhibit (a)(1) to Amendment No. 1. For your convenience, copies of the Amendment No. 1 and marked copies of the Recommendation Letter are being delivered via facsimile and overnight delivery. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 14D-9, as amended, and the Recommendation Letter, as restated. The following responses have been provided by the Partnership.


   Bank of America Plaza         90 Park Avenue         3201 Beechleaf Court,    601 Pennsylvania Avenue,
  101 South Tryon Street,      New York, NY 10016             Suite 600                    N.W.
        Suite 4000                212-210-9400         Raleigh, NC 27604-1062   North Building, 10th Floor
 Charlotte, NC 28280-4000      Fax: 212-210-9444            919-862-2200        Washington, DC 20004-2601
       704-444-1000                                       Fax: 919-862-2260            202-756-3300
     Fax: 704-444-1111                                                              Fax: 202-756-3333

Mr. Daniel F. Duchovny
August 2, 2005
Page 2



SCHEDULE 14D-9

COMMENT


1. We note that you have indicated that Item 3 of Schedule 14D-9 is inapplicable. We also note that AIMCO affiliates own 74.40% of the outstanding partnership units and that Ms. Long, who signed this Schedule as Senior Vice President of Angeles Realty Corporation II, is also Senior Vice President of AIMCO. We further note the disclosure with respect to conflicts of interest in your tender offer dated November 11, 2004. Please revise or tell us why you believe no information is required to be disclosed pursuant to Item 3 of
Schedule 14D-9.

RESPONSE

         Please note the requested disclosure has been made to the revised Item 3 of Amendment No. 1. Please further note that a copy of Amendment No. 1 will be enclosed with the revised Letter to Unit Holders that Angeles Partners XII will mail to each of its limited partners.

LETTER TO UNIT HOLDERS

COMMENT

2. We note that you make no recommendation with respect to the tender offer. It appears, however, that the information you present is mainly about negative factors unit holders should consider. As it appears that the general partner is affiliated with AIMCO, it appears that you should revise the letter to disclose this relationship and the related actual or potential conflicts of interest. We note also the disclosure with respect to conflicts of interest in your tender offer dated November 11, 2004.

RESPONSE

         Please note the new disclosure in new bullet point one of the Recommendation Letter. Again, we note for the Staff that a copy of Amendment No. 1 will be enclosed with the revised Letter to Unit Holders that Angeles Partners XII will mail to each of its limited partners.

COMMENT

3. Please provide the amount of the remaining distribution with respect to the sale of the Chambers Ridge Apartments, as described in the first bullet point of your letter.

Mr. Daniel F. Duchovny
August 2, 2005
Page 3


RESPONSE

         Please note the requested disclosure has been made in revised bullet point two (formerly bullet point one) of the Recommendation Letter.

COMMENT

4. Please revise the fifth bullet point to describe the decisions in which limited partners unaffiliated with the general partner are given an opportunity to object.

RESPONSE

         Any decisions that may be made by the Partnership's limited partners (e.g., expulsion of the general partners, substitution of a general partner and dissolution of the partnership) requires the written decision of limited partners holding more than 50% of the Units then outstanding. Since 74.40% of the outstanding Units are owned by AIMCO Properties, LP and its affiliates, none of whom intend to tender any of their Units in the MacKenzie Group's offer as set forth in bullet point five (former bullet point four), the purchase of the limited partners' Units by the Offerors, pursuant with their offer to purchase, will not materially affect the limited partners' ability to make decisions for the Partnership. Consequently, we have revised the former bullet point five to reflect it is not material to the limited partners' decision to tender their Units.

COMMENT

5. We note in the eighth bullet point that the range of sales prices for your units is for the period December 2001-March 2005. We also note, however, that the tender offer stated that the Direct Investment Spectrum did not report any trades of your units for the first quarter of 2005. Please confirm whether any trades did take place during the first quarter of 2005 and provide us with supporting documentation for your disclosure. Alternatively, revise your disclosure as necessary.

RESPONSE

         Please note the revised, corrected disclosure in bullet point eight of the Recommendation Letter.

ADDITIONAL INFORMATION

         Since the filing of the Partnership's Schedule 14D-9 on July 15, 2005, four additional appraisals of certain of the Partnership's property, which were performed during the past four years by third-party appraisers, have become available. Please see revised bullet point four (formerly bullet point three) for information concerning these appraisals.

Mr. Daniel F. Duchovny
August 2, 2005
Page 4



         You have also requested a written acknowledgement from our client regarding certain matters. Please see Attachment 1 hereto for such acknowledgments by the Partnership.

         If you have questions or comments about Amendment No. 1, or the Partnership, please call the undersigned at (404) 881-7451 or Hugh S. O'Beirne at (404) 881-7178 at your convenience.


                                             Very truly yours,


                                             /s/ Paul J. Nozick
                                             ---------------------------
                                             Paul J. Nozick, Esq.


cc: Derek McCandless, Esq. - Apartment Investment & Management Company Martha L. Long - Apartment Investment & Management Company

                                 Attachment 1 to
                         Response to SEC Comment Letter
                              dated August 2, 2005


Angeles Partners XII (the "Partnership") acknowledges that:

o the Partnership is responsible for the adequacy and accuracy of the disclosure contained in its filings with the Securities and Exchange Commission (the "Commission");

o staff comments or changes to disclosure in response to staff comments in filings reviewed by the staff does not foreclose the Commission from taking any action with respect to the filings; and

o the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                         Angeles Partners XII

                                         By:   Angeles Realty Corporation II
                                               Managing General Partner


                                         By:   /s/ Martha L. Long
                                               ----------------------------
                                               Martha L. Long
                                               Senior Vice President

Dated: August 1, 2005